Triad Pro Innovators, Inc. 8275 S. Eastern Ave Las Vegas, NV, 89123 USA

Sherry Haywood,

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, DC 20549

Re: Triad Pro Innovators, Inc.

Offering Statement on Form 1-A

Filed April 14, 2021

File No. 024-11506

Dear Ms. Haywood:

We are in receipt of your letter dated May 28, 2021, setting forth certain comments to the Offering Statement Amendment #1 on Form 1-A which was filed on May 17, 2021 by Triad Pro Innovators, Inc.., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Form 1-A filed May 17, 2021.

Cover Page

1. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of securities to be offered, consistent with Rule 253(b). Please revise throughout the filing to consistently state the maximum number of units, and underlying shares of common stock you are offering, rather than a range of units and underlying shares.

Response: The Company has set a fixed price and fixed number of units in the Offering.

2. Please add disclosure here that each Class A warrant will entitle the holder to purchase one share of common stock. Add the number of shares of common stock to be issued upon exercise of the warrants to the list of securities to be offered at the top of the cover page.

Response: The Company has revised to add the requested disclosure.

3. We note your response to prior comment three and disclosure that each warrant is exercisable at between $0.12 and $1.35 per warrant. Please disclose the fixed price of the exercise of each warrant for the duration of the offering.

1

Response: The Company has disclosed a fixed price for the warrant.

4. We note your response to prior comment four. You disclose on page 16 that if you sell all of your units your net proceeds (after our estimated offering expenses of $50,000) will be $11,450,000. You disclose in the table that if 100% of the units are sold your net proceeds will be $12,450,000. Please make your disclosures consistent or explain to us why these disclosures are different.

Response: The Company has updated as requested.

5. We are reissuing prior comment five. You disclose here that your offering consists of a $5,000,000 Rights Offering and on page 19 you describe subscription rights. There are no rights securities in this offering. Please revise your disclosure to consistently disclose the securities in the offering.

Response: The Company has removed the references as requested.

Legal Opinion - Exhibit 12.1, page 58

6. Please have counsel revise the legal opinion to:

•	Clearly disclose that each unit consists of one share of common stock and one warrant. It appears that the legal opinion discloses that the units consist of one share of common stock, one warrant, and one share of underlying common stock.
•	Clearly disclose that the offering includes the shares of common stock underlying the warrants.
•	Provide a binding obligation opinion with respect to the legality of the units.
•	Clearly opine that the common stock included in the units will be, when sold, legally (or validly) issued, fully paid and non-assessable.
•	Clearly opine that the common stock underlying the warrants will be, when sold, legally (or validly) issued, fully paid and non-assessable.
•	Remove the assumption that the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions. Counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities.

Response: The Company has had the legal opinion updated.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 790.3662 or John Dolkart, Jr., Esquire, of Dolkart Law, PC at (415) 707-2717. Thank you for your attention to this matter.

Yours Truly,

/s/ Murray Goldenberg
Murray Goldenberg

2